[Letterhead of Simpson Thacher & Bartlett LLP]
October 14, 2009
VIA FACSIMILE AND EDGAR

Re:	Doral Financial Corporation Amendment No. 2 to Registration Statement on Form S-4 File No. 333-161546
Matt McNair, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. McNair:
     On behalf of Doral Financial Corporation, we hereby attach as Annex A an excerpted page to the above-referenced registration statement (the “Registration Statement”) marked to show changes from the Registration Statement as filed on October 8, 2009 in response to your comment letter, dated October 14, 2009 (the “Comment Letter”), regarding the Registration Statement. The Company advises the Staff that it will include its response to the Comment Letter in a subsequent pre-effective amendment to the Registration Statement.

Securities and Exchange Commission	-2-	October 14, 2009
     Please do not hesitate to call Rhett Brandon (212-455-3615) or Arjun Koshal (212-455-3379) with any questions.
Very truly yours,
/s/ SIMPSON THACHER & BARTLETT llp
SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission Justin T. Dobbie, Esq.

Doral Financial Corporation Enrique R. Ubarri, Esq. Robert E. Wahlman Christopher C. Poulton

Securities and Exchange Commission	-3-	October 14, 2009
ANNEX A

Executive compensation

nature of the named executive officer’s particular responsibilities. For 2008, the following were our primary objectives and goals:

➢	Enhancing Controls and Procedures. Determined by measuring the elimination of material weaknesses and significant deficiencies in the Company’s accounting and reporting function; maintaining and enhancing the Company’s internal controls over financial reporting; the elimination of outstanding regulatory actions; and improving the Company’s disclosure controls and procedures. These items are evaluated and tracked by the Company’s Compliance Review Board.

➢	Reduction of Non-Performing Assets. Determined by measuring the reduction or elimination of non-performing assets and non-performing loans. See “Management’s discussion and analysis of financial condition and results of operations—Non-performing assets and allowance for loan and lease losses.”

➢	Enhancing Business Unit Net Income. Determined by measuring net income improvements (excluding non-core and one-time events) for the business unit or division.

➢	Capital Utilization. Determined by measuring the preservation of capital and improvements to the return on capital.

Set forth below are the rankings for 2008 of the specific business units or division under the direct supervision of each of the named executive officers other than Mr. Wakeman.

Named Executive Officer	Division	Ranking

Lesbia Blanco	Talent & Administration	1
Christopher C. Poulton	Corporate Development	2
Enrique R. Ubarri	Legal & Compliance	3
Paul Makowski	Enterprise Risk Management	4
Marangal I. Domingo(1)	Finance & Investment	5
Calixto García-Vélez(1)	Growth	6
Calixto García-Vélez(1)/Christopher C. Poulton	Corporate Development—Banking Operations	7

(1)	Former officer

The Chief Executive Officer used his discretion in allocating the 2008 bonuses to the named executive officers (other than the Chief Executive Officer) based on the rankings of the specific business units or division. As set forth in the table below, no named executive officer, other than the Chief Executive Officer, received a bonus that was higher than the minimum percentage of his or her target bonus percentage range (based on the named executive officer’s 2008 base salary). As set forth below, the named executive officers overseeing business units or divisions that were less successful in achieving the identified objectives and goals received lower percentage bonus payments.

The table below sets forth the target levels, minimum bonuses and other related bonus information for the Chief Executive Officer and the other named executive officers for 2008.

					Actual bonus
		Target bonus	Minimum	Actual	(percentage
		(percentage of	bonus	bonus	of 2008
Named Executive Officer	Base salary	2008 base salary)	(per contract)	earned	base salary)

Glen R. Wakeman	$1,000,000	150% to 200%	N/A	$1,500,600	150%
Christopher C. Poulton	400,000	60% to 200%	N/A	240,600	60%
Lesbia Blanco	400,000	60% to 200%	N/A	240,600	60%
Enrique R. Ubarri	400,000	60% to 200%	N/A	240,600	60%
Paul Makowski	400,000	60% to 200%	N/A	50,600	13%
Former Officers
Marangal I. Domingo	500,000	100%	N/A	50,600	10%
Calixto García-Vélez	600,000	100% to 200%	N/A	600	0.1%